UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed in the Report on Form 6‑K of Raytech Holding Limited, a British Virgin Islands company (the “Company”), filed with the Securities and Exchange Commission on December 29, 2025, Raytech Innovation Limited (the “Purchaser”), a wholly-owned subsidiary of the Company, entered into an Agreement for Sale and Purchase of 100% of the Issued Share Capital in Worry Free Group (HK) Limited (the “Target”) with Wang Yafeng on December 23, 2025. On December 29, 2025, the Purchaser completed the acquisition and acquired 100% of the Issued Share Capital in the Target.

Audited financial statements of the Target for the fiscal year ended March 31, 2025, unaudited interim condensed consolidated financial statements of the Target for the six months ended September 30, 2025, and unaudited pro forma condensed combined financial information of the Company and the Target are furnished as Exhibit 99.1, 99.2 and 99.3 to this Report on Form 6-K.

These contents are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-290696) that was initially filed with the SEC on October 3, 2025 and declared effective by the SEC on December 18, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited Condensed Consolidated Financial Statements of Worry Free Group (Hong Kong) Limited for the year ended March 31, 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements of Worry Free Group (Hong Kong) Limited for the six months ended September 30, 2025
99.3	Unaudited Pro Forma Condensed Combined Financial Information of Raytech Holding Ltd and Worry Free Group (Hong Kong) Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: March 18, 2026	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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